State of Arizona

Corporation Commission

seal

to all to whom these presents shall come greeting:

I, M.C. hankins, secretary of the arizona corporation commission, do hereby certify that the annexed is a true and complete transcript of the

AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

THE GOLD MINING COMPANY

Extending corporate existence for an additional twenty-five years which was filed in the office of the said Arizona Corporation
Commission on the 11th day of March A.D. 1936 at 11:00 o'clock
A.M., as provided by law.

IN WITNESS WHEREOF,

I have heneunto set my hand and affixed the official seal of the arizona corporation commission, at the capitol, in the city of phoenix this 11th day of March, 1936.

by

Assistant Secretary

Seal